COMMENTS RECEIVED ON 03/31/2017

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 003-17704 and 811-05361)

Asset Manager Portfolio

Asset Manager: Growth Portfolio

POST-EFFECTIVE AMENDMENT NO. 57

Asset Manager: Growth Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions that we disclose the significance of “growth” in the fund’s name.

R:

We believe that the term “growth” in the fund’s name neither triggers application of the “name test rule” nor is misleading under Section 35(d) or the antifraud provisions of the securities laws in the context of this fund. Accordingly, we have not modified disclosure or the fund’s name.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy for each fund and add corresponding small cap and mid cap risks to the “Principal Investment Risks” section, as applicable.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small cap and mid cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”--“Stock Market Volatility” in the “Investment Summary” section.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that the current strategy and risk disclosure are appropriate.

All funds

“Investment Details” (prospectus)

“Investment Objective”

C:

Due to the “Short Term/Money Market Class of each fund’s investments, the Staff requests we add derivatives disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” sections in the “Fund Summary.”

R:

Each fund does not have a principal investment strategy of investing in derivatives. Accordingly, we have not modified disclosure.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we change the leverage risk to a derivatives risk and that we include a derivatives risk in each “Fund Summary” section.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer-Specific Changes” in the “Fund Summary” section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Commodity-Linked Investing. The performance of commodities, commodity-linked swaps, futures, notes, and other commodity-related investments may depend on the performance of individual commodities and the overall commodities markets and on other factors that affect the value of commodities, including weather, political, tax, and other regulatory and market developments. Commodity-linked instruments may be leveraged. For example, the price of a three-times leveraged commodity-linked note may change by a magnitude of three for every percentage change (positive or negative) in the value of the underlying index. Commodity-linked investments may be hybrid instruments that can have substantial risk of loss with respect to both principal and interest. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures, and may be subject to the credit risks associated with the issuer or counterparty. As a result, returns of commodity-linked investments may deviate significantly from the return of the underlying commodity, instruments, or measures. In addition, the regulatory and tax environment for commodity linked derivative instruments is evolving, and changes in the regulation or taxation of such investments may have a material adverse impact on the fund.”

C:

The Staff requests we add a corresponding risk in the “Fund Summary” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in commodities, but rather invest in underlying funds that may have exposure to such securities or instruments, we respectfully decline to include this risk disclosure in the “Fund Summary” section.

All funds

“Investment Policies and Limitations” (SAI)

C:

The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R:

We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.